CUTLER LAW GROUP
M. Richard Cutler, Esq	Corporate Securities Law
Admitted in California & Texas

September 1, 2017

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:    Mara L. Ranson, Assistant Director, Office of Consumer Products

Jennifer Lopez, Staff Attorney

Lisa M. Kohl, Legal Branch Chief

Re:	Streamnet, Inc.

Post Qualification Amendment No. 4 to Offering Statement on Form 1-A

Filed August 29, 2017; Response Dated August 29, 2017

File No. 024-10590

Gentlemen and Ladies:

Please be advised that we represent Streamnet, Inc. Inc. (the “Company”) with respect to the above-referenced filings. We are in receipt of your letter dated August 31, 2017 with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

General

1.	We note that your amended offering circular removes references to your arrangements to place funds raised through this offering in an escrow account, which suggests you no longer have arrangements to place funds raised through this offering in an escrow, trust, or similar account. Please note that pursuant to Exchange Act Rule 10b-9(a)(2), if you are unable to sell the minimum $20,000 worth of securities in the prescribed time, you must promptly return any funds you have collected to investors. Please also revise your offering circular to explain where you intend to hold the funds pending the receipt of the minimum offering amount. Please also note that pursuant to Exchange Act Rule 15c2-4, any broker or dealer participating in the offering is required to promptly deposit any funds they receive from investors in a separate bank account until the minimum contingency is met.

RESPONSE: The Company had previously engaged an alternative escrow agent. We have revised throughout to reference the alternative escrow agent. See pages 2, 16, 27, 29 and 35 of the revised Offering Statement. We have also filed the escrow agreement as an exhibit.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CUTLER LAW GROUP	PAGE 2 OF 2

Cover Page

2.	We note that the amendment to your offering circular removes the legend required by Rule 254(a) of Regulation A for preliminary offering circulars. If you intend on making written offers using your preliminary offering circular prior to qualification of your offering statement, please include the legend required by Rule 254(a) of Regulation A. Refer to Part II (a)(4) of Form 1-A. Please also revise the legend required by Rule 253(f) of Regulation A. In this regard, we note that it is currently incomplete. Refer to Part II (a)(3) of Form 1-A.

RESPONSE: The Company has no intention to make offers prior to qualification and consequently the Rule 254(a) legend was removed. We have added the legend required by 253(f) to the cover page of the offering and revised the legend previously included as required by Rule 253(f) as requested. Please see page 2 of the Offering Statement.

Exhibit 11. Legal Opinion

3.	We note your response to comment 7. Please have counsel revise the legal opinion to state that the shares being offered for resale by the selling shareholder "are," and not "will be," legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: The legal opinion has been revised as requested.

Exhibit 13. Auditor's Consent

4.	Please provide an updated auditor's consent prior to being qualified. The auditor's consent must be dated within 30 days of the qualification date.

RESPONSE: An updated auditor’s consent is included in the amended filing.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714